VIA EDGAR

March 3, 2009

Peggy Kim
Special Counsel, Office of Mergers and Acquisitions
Bryan Pitko
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avigen, Inc.
Preliminary Proxy Statement filed February 20, 2009
File No. 000-28272

Ladies and Gentlemen:

     On behalf of Avigen, Inc. (“Avigen” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 27, 2009, with respect to the preliminary proxy statement referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Schedule 14A

General

1. Please revise to include a background discussion of the contacts between the company and the insurgent group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the BVF Group and the material details of any discussions or correspondence.

     In response to the Staff’s comment, the Company has included the requested disclosure.

2. The BVF Group has proposed four nominees for election to the board. We note that you state that the proxy will not be voted on the election proposal. Please revise your proxy card to include the proposal to elect BVF’s nominees, or revise your proxy statement and proxy card to clearly state that shareholders will be disenfranchised with respect to the election of BVF’s nominees since the proposal is not included on your proxy card.

In response to the Staff’s comment, and further to our discussions on March 2, 2009, as well as our discussion on March 3, 2009 regarding Rule 14a-4(d), the Company has included the requested disclosure.

3. Please refer security holders to BVF’s proxy statement for a description of the BVF nominees, or revise your proxy statement to include this information.

In response to the Staff’s comment, and consistent with our discussions on March 2, 2009, the Company has included a reference to BVF’s proxy statement.

4. We note your statement that “Avigen’s current Board members have extensive experience as directors of public companies, whereas the BVF Group Nominees have little experience as directors of public companies” on page 5. Please revise to eliminate inference that the BVF Group’s nominees do not have sufficient expertise, or revise to state the basis for these opinions.

In response to the Staff’s comment, the Company has included the requested disclosure.

5. Please clarify that Item 7(a) of Schedule 14A does not apply to any director or executive officer, or provide the required disclosure in an appropriate location.

In response to the Staff’s comment, the Company has included a clarification that Item 7(a) of Schedule 14A does not apply to the Company’s directors or executive officers.

6. We note that you do not include BVF Acquisition LLC within the list of participants referred collectively as the BVF Group. Please revise to include BVF Acquisition LLC as a member of the BVF Group.

In response to the Staff’s comment, the Company has updated the list of participants in the BVF Group.

7. We note your statement in the second paragraph on page 3, that the BVF Group will take certain action if elected including causing the company to enter into a merger agreement and liquidating the company and distributing the assets. As you have no way to assure the future behavior of the BVF Group, please revise this statement to indicate that the BVF Group “plans” or “intends” to take these actions.

In response to the Staff’s comment, the Company has revised the statement in the second paragraph on page 3, as requested.

8. We note your statement that Avigen is already in the process of exploring a merger agreement with MediciNova, Inc. Please elaborate on your previous interaction with MediciNova in relation to the merger agreement and disclose the current status of your merger negotiations.

In response to the Staff’s comment, the Company has included the requested information under the heading “Background” in the “Purpose of Solicitation” section.

Purpose of Solicitation, page 5

9. Please elaborate on your Board members’ “extensive experience” with AV411.

In response to the Staff’s comment, the Company has revised its disclosure.

10. We note your statement on page 5 that you have “engaged in an orderly and competitive process with strategic advisors to enhance shareholder value.” Please revise to identify these strategic advisors and to discuss whether or not you have any present plans to pursue specific strategies to create additional shareholder value. If so, please revise your disclosure to describe those strategies in greater detail.

In response to the Staff’s comment, the Company has named its strategic advisors and has included additional information regarding the Company’s strategic efforts under the heading “Background” in the “Purpose of Solicitation” section. The Company respectfully submits that public disclosure of additional details regarding strategic opportunities the Company is currently reviewing could jeopardize the Company’s strategic efforts and would cause harm to the Company and its shareholders.

What are you asking me to do, page 6

11. We note that you state that “the named proxies do not intend to exercise your proxy with respect to such proposal.” Please revise throughout your document to clarify whether you are against, abstain, or are taking no position with respect to the election proposal.

In response to the Staff’s comment, and consistent with our discussions on March 2, 2009, the Company has revised the proxy statement to clarify that the Company is taking no position with respect to the election proposal.

Solicitation of Proxies, page 11

12. Please fill-in the blanks in this section and on page 8 regarding the costs of the solicitation. Please also include all the information described in Item 4(b)(3)(i)-(iii) of Schedule 14A with respect to the Abernathy Group and Innisfree.

In response to the Staff’s comment, the Company has included the requested disclosure.

Solicitation of Proxies, page 11

13. Please include the information required by Item 404(a) of Regulation S-K or advise us.

In response to the Staff’s comment, the Company respectfully informs the Staff that Item 404(a) is not applicable. However, in the interest of full disclosure to stockholders and consistent with our discussions on March 2, 2009, the Company has added a paragraph to describe Dr. Prendergast’s position on the MediciNova Board, as it relates to the Company’s AV411 program and the Company’s current discussions with MediciNova.

14. We note your statement that one of the members of the Board of Directors has a conflict of interest. Please revise to identify this director and describe the conflict of interest.

In response to the Staff’s comment, the Company has revised its disclosure as described under Comment 13 above.

Form of Proxy

15. Please revise to indicate that the proxy card is in preliminary form. Please also disclose whether any matter is conditional on the approval of other matters. Refer to Rule 14a-4(a)(3)

     In response to the Staff’s comment, the Company has revised the form of Proxy.

* * * *

     In addition, Avigen acknowledges:

  Avigen is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Avigen may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company has filed an amended preliminary proxy statement, as reflected above. As discussed, the Company must set the record date within a short period of time, and we respectfully request your prompt review and clearance of the amended preliminary proxy statement so that the Company may finalize its proxy statement and set the record date for the special meeting in a timely manner.

     Please do not hesitate to call me at (650) 843-5403, Brett White at (650) 843-5191, David Lipkin at (650) 843-5223 or Nikki Pope at (650) 843-5760, if you have any questions or if we can provide any additional information.

Sincerely,

/s/ Eric H. Anderson

Eric H. Anderson

cc:	M. Christina Thomson, Vice President, General Counsel and Secretary, Avigen, Inc.
Brett D. White, Cooley Godward Kronish LLP
David A. Lipkin, Cooley Godward Kronish LLP
Nikki Pope, Cooley Godward Kronish LLP